Page 1 Filed by Third Point Reinsurance Ltd. 1 pursuant to Rule 425 under the Securities Act of 1933 2 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934 3 Subject Company: Sirius International Insurance Group Ltd. 4 Commission File No.: 001-38731 Date: September 9, 2020 5 6 VIRTUAL KBW INSURANCE CONFERENCE 7 FIRESIDE CHAT - SEPTEMBER 9, 2020 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 2 1 APPEARANCES: 2 3 MEETING HOST: 4 SEAN REITENBACH,KBW 5 6 ALSO PRESENT: 7 SID SANKARAN, THIRD POINT REINSURANCE CHAIRMAN 8 DAN MALLOY, THIRD POINT REINSURANCE CEO 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 3 1 2 MR. REITENBACH: Hi. Welcome to our 3 Fireside Chat with Third Point Reinsurance CEO, Dan 4 Malloy, and Chair, Sid Sankaran. I'll kick off the Q 5 and A with a few prepared questions, but we welcome 6 questions from listeners, which can being submitted 7 through the Webcast. 8 Jumping right in, obviously the 9 biggest topic we need to discuss is the pending merger 10 with Sirius Group, which, if we understand correctly, 11 represents both a response to perceived overhangs on 12 the company shares and a proactive approach to changes 13 in the marketplace. Can you offer information on 14 these elements? 15 MR. SANKARAN: Sure. First, Sean, 16 thanks for having us and hosting this event. For me I 17 think this one is really straightforward. For Third 18 Point obviously this is a transaction that completely 19 turns the page from hedge fund re-moniker. 20 Some of you have followed us closely 21 and so you know we've done substantial work over the 22 last 18 months to really accelerate our transformation 23 into a global specialty reinsurer. That means a 24 steady focus on underwriting profitability and 25 measured expansion into lines with better risk 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 4 1 adjusted profitability. 2 So, you know, to the credit of Dan, 3 who is on this call, and the rest of the team, you 4 know, we believe we're starting to see the financial 5 results showing signs of that progress, and that's 6 made us very pleased. 7 Pursuit Group, you know, look, I 8 think there are clearly rating agency concerns around 9 governance related to their concentrated ownership and 10 of course the lack of access to capital markets. So, 11 you know, from our perspective the terms of deal in 12 combining with TP Re, we think, clearly resolves those 13 concerns. 14 You know, I'm definitely more 15 interested, I think, in, you know, the other parts of 16 the equation, which is all about looking forward. For 17 us this is the definition of the strategic and 18 transformative deal, as I said, really due to the 19 platform and capabilities a combined company can bring 20 to the table. 21 So, you know, it's a global 22 platform. It's got access to admitted and nonadmitted 23 paper in Europe, U.S., you know, Lloyd's. You know, 24 we really have a diverse reinsurance franchise as we 25 combine the two companies, and it's differentiated, 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 5 1 right? 2 You know, as we've said, there is a 3 niche to replicate a European branch network in a 4 really specialized A & H business. So as we think 5 about looking forward, really the transaction 6 positions us well to take advantage of improvements in 7 the market conditions, you know, in the lines of 8 business in which Sirius will operate in. 9 We've been thrilled with the 10 response of the deal really from clients and broker 11 partners. So personally I'm really, really excited 12 about what the combined company can be. 13 MR. REITENBACH: On the conference 14 call discussing the merger there is definitely an 15 appropriately consistent reiteration of putting that 16 underwriting need first, as you mentioned, kind of 17 flipping the hedge fund model over. 18 Can you give us some color about 19 what adjustments that entails and maybe the 20 company-specific assets versus the just taking 21 advantage of the firming industry conditions? 22 MR. SANKARAN: Sure. You know, why 23 don't I take that and then, you know, I'll hand over 24 to Dan. You know, first maybe start with your last 25 terms. I think, Sean, you and a lot of others in the 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 6 1 industry have been writing for a long time about the 2 lack of great adequacy about across getting classes of 3 business. 4 You know, obviously the combination 5 of COVID, you know, dynamics of specific issues the 6 industry might have capital, you know, clearly those 7 should give the industry the stomach to resolve that 8 problem, we feel, you know, including on issues on 9 terms of conditions, which is probably long overdue. 10 From the perspect of the combined 11 company with that as a backdrop, you know, we need to 12 focus on doing the right thing with every account, 13 right, getting the right price for risk. So as you 14 guys know, it's certainly easier to improve a book of 15 business in a market that show signs of hardening. 16 I mention, you know, underwriting 17 comes first a couple times on the deal call. You 18 know, on that topic I probably say, you know, I've 19 really been fortunate in my career and had the 20 opportunity to work with and for some really great 21 people and learn a lot from them. So I can probably 22 credit that tag line to a few different folks. 23 But, you know, the one of the folks 24 I'm going to credit it to is Steve Fass, who is 25 joining me returning to Sirius Point as vice chairman. 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 7 1 Those of you who have been in the industry for a long 2 time know that Steve acquired and ran Sirius since 3 White Mountain's days, and this is an old line he used 4 when he was over there with his underwriters to remind 5 them that it's the bottom line that counts and not the 6 top line. 7 So, you know, it's a great reminder 8 Sirius Group just has a rich history, a great 9 platform, and a really experienced team of 10 underwriters with a proven track record. You know, 11 this company has a historical net combined ratio of 12 performance relative to the reinsurance industry. 13 You know, with that said, you know, 14 during the last few years they weren't in line with 15 probably the long-term performance. So I think I said 16 on our investor call that they probably focused on 17 growth a little too much and didn't balance the 18 importance of profitability and Risk Management, so 19 there was some concentrations that played out in 20 financial results. 21 The team probably didn't show enough 22 discipline in an a right and adequate market and, you 23 know, given the talent and track record of the team, 24 we feel this is solvable in the near term and our 25 underwriters are really excited to refocus on 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 8 1 underwriting excellence and underwriting comes first. 2 So, you know, while current pricing 3 trends look favorable, you know, and you've eluded to 4 that, we're focused on having an undewriting platform 5 that sustainable over the cycle, and I personally have 6 got a ton of energy and found it great to spend time 7 with the underwriting team over there, because they're 8 really, really excited about this deal. 9 Dan, you know, we haven't heard from 10 you. Any comments or things that you want to add on 11 what's happening in the market or how you see it? 12 MR. MALLOY: You know, Sid, as you 13 just said, during the early stages of integration, as 14 we get to talk to each other about our portfolios, 15 there's a genuine excitement about working together 16 and, you know, it framed out in a market where our 17 capacity is going to be welcomed. 18 Our portfolios are largely 19 complimentary, and when you look at at the pro forma 20 go forward, you split about a third across property, a 21 third across casualty and specialty, and a third 22 across A and H, and when I look at our dashboard, 23 we're seeing green lights in most of those areas right 24 now. 25 So in the areas -- you know, clearly 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 9 1 the headlines in terms of where we see property cat 2 moving, you know, you look at excess, excess casualty 3 moving professional liability moving E and S and then 4 even in the mortgage space where we have teams of 5 underwriters and businesses, that's all positive. 6 And what's great is the clients and 7 brokers are going to welcome our capacity. You know, 8 the market -- a broker said the other day, "It isn't a 9 hard market, so I can't finish a placement," and he 10 said, "I have a feeling 1/1 is going to be a hard 11 market." 12 So the overhang and uncertainty 13 around Sirius's ratings has been removed. Clients and 14 brokers are welcome with that. People we've dealt 15 with are delighted by the fact that they invest to 16 remove the negative outlook over their positive 17 comments in terms of the prospective business profile, 18 and that means we're on more people's approved lists, 19 and they're going to value that more than they have in 20 probably the last decade. 21 So the fact that we can offer a 22 broader array of products at a time when clients are 23 really going to be valuing that, it works well for 24 everybody. 25 MR. REITENBACH: Thank you. 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 10 1 Following up on that, obviously Third Point has had a 2 very well-timed shift toward shorter-tail, higher 3 margin lines like property cat and other specialty 4 lines, and that seemed to play out very successfully 5 with the rate increases that are also gaining steam. 6 How do you expect the prospective 7 company's business mix to change, if at all, after the 8 merger, and what's kind of the decision-making process 9 there? 10 MR. SANKARAN: Well, you know, just 11 obviously first remainder, you know, we're continuing 12 to -- the deal hasn't closed yet, so we're continuing 13 to operate as you'd expect and as two separate 14 companies. 15 But looking forward, you know, I 16 think the word that I'd use is balance. You know, 17 it's important to have balance in the portfolio, and 18 from a risk perspective we know that large 19 concentrations can really hurt you. 20 So, you know, the go forward company 21 will have a lot more balance, and we expect it to have 22 a well-diversified kind of underwriting portfolio with 23 good balance across lines, a well-constructed property 24 cat portfolio. You know, Dan, I think, can comment to 25 what we've accomplished at TP Re, but I think you've 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 11 1 started to see the signs of balance and better balance 2 in the TP Re portfolio. 3 And I think combining the two 4 companies gives us a great opportunity in this market 5 to really cement ourselves as the meaningful specialty 6 reinsurance play with also some property capabilities 7 given all the assets and capabilities of platforms 8 that Sirius brings to the table. Dan, maybe you want 9 to comment a little bit more. 10 MR. MALLOY: Yeah, sure. You know, 11 our movement into higher margin lines of business 12 started about two and half years ago, and that was 13 really was the focus on creating a more attractive 14 stream of earnings for investors where we weren't a 15 drag as the underwriters on overall results. 16 So we wanted earnings to come from 17 both the underwriting as well as the investment side, 18 and, you know, I think people have seen the effect of 19 those actions where our combined ratio came down in 20 2019 as the business earned in in 2020 in the first 21 half of the year. Even with COVID we've been able to 22 produce a combined ratio sub 100. 23 So I think there's a lot of hard 24 work and a lot of support by clients and brokers for 25 that move, you know, and so Sirius's historically had 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 12 1 in their DNA a strong component of property 2 catastrophe business, and the risk tolerance around 3 that was significantly higher than Third Point's. 4 Having said that, you know, our 5 asset risk was correspondingly higher than Sirius. So 6 when you look at our combined company and the larger 7 capital base and a largely complimentary portfolio 8 where we were underweighted property cat, that means 9 the property cat, while still being a significant 10 contributor to expected profitability, will be 11 probably closer to what you would expect to be 12 reinsurance industry norms for the combined company as 13 opposed to a heavier reliance on Sirius. 14 And then one of the comments that 15 Sid just made, and I want to pick up on it as part of 16 our move into higher margin business was what we've 17 talked to you and investors about, making small, 18 strategic investments in specialty distribution and 19 start-up underwriters linked with significant 20 long-term reinsurance relationships. 21 Now, what is really exciting about 22 that initiative is one thing that we didn't have was 23 the ability to offer partners insurance paper. So 24 Sirius has done the work and created the platform 25 where they can offer both admitted and nonadmitted 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 13 1 insurance paper. 2 So as we -- I see that strategic 3 focus, which amounted -- which on an expected basis is 4 about 10 percent of standalone Third Point's numbers 5 for 2020 accelerating and expanding at Sirius Point, 6 because, again, we have more product to offer, and we 7 can be an insurer as well as a reinsurer. 8 MR. SANKARAN: I just close that, 9 Sean, again by saying it's all about balance. I'm not 10 going to give you the percentages, but getting that 11 balance across classes of business, across primary 12 reinsurance, you know, as we do the good work of 13 defining a strategy for the go forward company that 14 we'll be able to talk to at close, you know, I think 15 that's a pretty important theme that you'll hear us 16 talk about again and again. 17 MR. REITENBACH: Great. Third 18 Point's recent journey also included reducing exposure 19 to hedge fund investment returns. Can you describe 20 how that strategy has played out, and update us on 21 Sirius Point's investment strategy and how the 22 combined book might look? 23 MR. SANKARAN: I'm interested if 24 this is going to be the last time I get to answer this 25 question. I'm planning on it. So, you know, Sean, 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 14 1 you got to make sure to tell Meyer that he can't ask 2 the question the next time. 3 So, you know, look. This is the 4 path we've been on for some time, and, you know, this 5 is something that, you know, has been led by 6 management and the board. So this kind of legacy 7 perception that we're a captive vehicle for Third 8 Point in my mind ended a long time ago as evidenced by 9 the kind of reduced risk in our investment portfolio. 10 So, you know, you guys are going to 11 do the good work on the peer analysis and confirm all 12 my statements and track it. But, you know, the go 13 forward Sirius Point investment mix looks pretty much 14 like a traditional reinsurer when you guys cut the 15 peer analysis, I suspect. 16 So with a pro forma combined 17 company, you know, I think we've alluded to this, we 18 expect Sirius Point to have around $6 billion in total 19 assets and, you know, the kind of expected split of 20 three-quarters in fixed income, you know, and, 21 frankly, liquidity and including collateral and maybe 22 a quarter in, you know, more alternative-type asset 23 classes. 24 So, you know, we are really pleased 25 to have agreed to a new strategic partnership with 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 15 1 Third Point, LLC where they'll manage the investments 2 and specialty asset classes, you know, as well as help 3 us in developing kind of more tailored asset 4 management strategies for a $6 billion portfolio. 5 But you should expect the majority 6 of the remaining assets are going to outsourced to a 7 diversified group of third-party asset managers just 8 like you'd find in most peer reinsurance companies of 9 this kind of size. 10 So, you know, we being partnered up 11 with a top performing manager, you know, to expand our 12 kind of investment capabilities, should give us the 13 strategic differentiator on the return side. But the 14 overall stories about reducing investment volatility 15 and creating portfolio mix more in line with the kind 16 of peer P & C reinsurers. 17 And so we'll see if my opening 18 comment holds where you guys keep coming to me. But, 19 you know, that's the story, and I suspect you're going 20 to get the same answer time and time again. 21 MR. REITENBACH: Absolutely. So 22 you've laid out the thought process behind the 23 transaction, and we think it makes a lot of sense. 24 How should we think about the timing and the risk 25 integration related distraction will get in the way of 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 16 1 taking advantage of welcome but probably impermanent 2 change in pricing in the market? 3 MR. SANKARAN: Yeah, so look. I 4 think we've said we expect the merger to be completed 5 in the first quarter, and, you know, as I already 6 said, you know, we're pleased with our progress on 7 kind of integration planning, but it's important to 8 recognize that we continue to run as two separate 9 companies until close. 10 But, you know, I think we should all 11 kind of level set on integration here. You know, this 12 is going to be very manageable in our mind and not 13 distract from our underwriting focus. You know, we 14 are an integrating organization with I think under 40 15 employees, Dan, and TP Re with an organization of 16 little over what's at Sirius, so it's not like we're 17 dealing with large overlaps in personnel. 18 And systems and process integration 19 as well are pretty limited given the size of the third 20 client, and as Dan had already talked to, I think 21 there's not a lot of overlap in the underwriting given 22 that, you know, TP Re has a smaller footprint and a 23 smaller number of reinsurance contracts. 24 So, you know, this isn't on the 25 lists of, you know, top risks in the deal in my mind 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 17 1 nor is it on the lists of tougher integrations I've 2 done in my career. So I'm very, very focused and 3 emphasizing to the teams that let's stay internally 4 rather than externally focused. You know, this can be 5 a really special entrepreneurial company in my mind 6 that spends time solving clients and kind of brokers' 7 problems, you know, without the bureaucracies that 8 come from being a big company. 9 I actually think this is a real 10 commonality in the culture. This is the reason folks 11 like Dan and team were attracted to TP Re. I think a 12 lot of the people in Sirius, given the long history 13 and the long track record there, get energized by 14 those differentiated businesses that they've helped 15 create over years and being very client and broker 16 driven and external focused on markets. So I'm very 17 optimistic about that, but that's been my message to 18 date. 19 MR. REITENBACH: Great. What steps 20 are you taking to keep employee bases and distribution 21 partners engaged or a combination? 22 MR. SANKARAN: I think this goes 23 back to a theme in a few of your questions, Sean. You 24 know, I think employees on both sides are pretty 25 excited for a lot of different reasons, right? There 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 18 1 have been a lot of overhang issues, a lot of time 2 being internally focused dealing with rating agency 3 challenges rather than focused on the business. 4 So, you know, this is an 5 underwriting comes first company. You know, it's got 6 some great history, but it's also a new combination 7 that has a completely fresh start ahead of it. You 8 know, so I think the response we've received from 9 employees has been great, and we feel the company is 10 in a position to succeed. 11 You know, of course, you know, we 12 have deal structure including kind of retention 13 mechanisms to ensure we've got a committed top team of 14 underwriters and market face talent, because this is 15 all about the business and all about the clients and 16 the brokers. 17 I think from the conversations I 18 have had to date, you know, all our distribution 19 partners see this as a positive and that it's creating 20 stability in a larger, more diversified platform with 21 an improved credit profile. 22 So, you know, Dan, you're the one 23 who is out in the market every day on the grind. 24 Maybe, you know, there's anything I missed or things 25 that you can kind of reframe. 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 19 1 MR. MALLOY: Yeah, the questions -- 2 the questions that are typically popping up and 3 perhaps more so because of where we are in the market 4 cycle is are you still going to be able to offer me 5 capacity, and the good news is because we aren't 6 looking at two overlapping books of business 7 combining, most clients are looking there and saying I 8 have Sirius on my slip but not Third Point or if we 9 are on in a small number of cases, it's not as though 10 we have 75 or 100 percent of the deal. 11 So they are looking to us with all 12 the positive news that's coming around this as someone 13 whom they can look -- they can lean on for more 14 capacity or across more lines of business, and, again, 15 as I said earlier, I think we've, you know, been 16 focused in, I think, a fairly defensive way in lots of 17 areas of the market, but we're observing these 18 positive movements. 19 So I think we're looking at things 20 on a, you know, let's be positive, let's be 21 constructive and we can deploy capacity across more 22 lines of business than we had, and then on another 23 line, another basis the broker saying am I still going 24 to be dealing with the same person that I have a 25 relationship with. 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 20 1 If you've been leading my program 2 for five years, are you still going to be leading my 3 program, you the underwriter, and to Sid's point, we 4 do not have a whole lot of overlap in terms of areas 5 that we've been specializing in. So I think the 6 brokers come away feeling positive that they can tell 7 their clients that the person you've traded with is 8 the person you're going to continue to do business 9 with, and you've got that history. 10 In a world where everybody's working 11 from home and appears on the ZOOM screen, I think 12 that's a very important qualitative aspect of this, 13 that you're not having to teach a new replacement to 14 come up the curve to try to replicate a relationship 15 that was developed, you know, at meetings at insurance 16 conferences at visits to people's offices. 17 So both Sirius and Third Point are 18 going to be able to retain that kind of qualitative 19 edge when they are talking to their clients. I mean, 20 Sid referred to us as the first of the class of 2020. 21 It's probably uncertain how many new participants are 22 going to actually be. 23 But, you know, clients are going to 24 value the fact that they have existing relationships 25 that we're going to be able to trade forward, you 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 21 1 know, with the stronger balance sheet, and that's a 2 huge edge. 3 I think going to this market where 4 people can't travel, you can't go visit the regulator, 5 it's hard to relocate. There's plenty of challenges 6 that a new co would face. 7 MR. REITENBACH: Yeah, and that's 8 very interesting. I think kind of following up on the 9 talking with the brokers, obviously there's been a lot 10 of consolidation in the reinsurance brokerage market. 11 What kind of impacts do you expect from the 12 consolidation of the large players, and it seems like 13 a lot more smaller players come in, and how does the 14 combination kind of change that interaction and may 15 better position you guys? 16 MR. MALLOY: Right. 17 MR. SANKARAN: Dan, this is one I 18 can tell you're going to enjoy answering so -- 19 MR. MALLOY: If -- I've been in the 20 business for almost 40 years, and I think we're 21 centering into what, my fourth hard market. So a year 22 or two ago I didn't know who would give first, me or 23 the market, but it's going to be an exciting time to 24 be an underwriter. It's going to be an exciting time 25 to be a broker. 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 22 1 I mean, if you're a valued advisor 2 to a client, and you're able to solve, to bring 3 solutions to the table at a time when they're really 4 valued, that's when you cement relationships. At a 5 time when the market is soft and sloppy and anybody 6 can do things for a nickel cheaper, that's 7 challenging. 8 I'm laughing, too, because you have 9 your Rolodex or your mental Rolodex now, and with all 10 this broker consolidation, their names were -- there's 11 been -- you know, the company has changed five times 12 in the next few years, and people have left firms to 13 find they've rejoined firms via acquisition, and 14 they've gone to different places. 15 I mean, hey, I was a biology major a 16 hundred years ago, and a few things that apply in 17 biology apply in reinsurance that number one is nature 18 abhors a vacuum. You know, things will move into a 19 space to fill it, and probably the corollary of that 20 is that there's no 100 percent solution in nature, 21 that there's always variabilities. 22 So I think what we're seeing here, 23 and we've seen it occur before, you get mergers. You 24 get big market shares. You get people looking around 25 and saying I want options. So you can't bill things 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 23 1 to the sky necessarily. 2 So there's some pretty commanding 3 positions by a few large brokers and that's great, and 4 it works for some clients. Other clients are looking 5 for different solutions, and other brokers are looking 6 for different solutions. 7 So I'm sure a year from now, when I 8 pull up Rolodex, there'll be a sixth company name 9 under somebody that I've traded with for 30 years. 10 But, again, one of the benefits is we're going to be 11 able to follow that thread of we knew you here. You 12 knew me there. We traded here. We traded there. 13 That's the important thing. 14 One large issue, I think for the 15 industry, is in a virtual world, in a work-from-home 16 world, I think the challenge on senior management and 17 leaders that have been in the business is to allow for 18 professional development for younger staff. 19 Particularly as you're moving into a more challenging 20 trading environment, it gives them sort of support and 21 allows them to expand their responsibilities, so a few 22 thoughts from the frontline. 23 MR. REITENBACH: That's great. We 24 appreciate that. So at KBW we do have some theses 25 that scale matters less in some lines than in other 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 24 1 lines, and so I think we covered well why scale is 2 beneficial and distribution relationship to clients. 3 But in terms of internal 4 underwriting profitability, why does scale matter in 5 the reinsurance market? 6 MR. SANKARAN: You know, I'm going 7 to probably surprise you, but, you know, I kind of 8 subscribe to some of your viewpoints. So, you know, 9 they remind me of an old Oliver Wyman slide that 10 showed I think the top two or three desons of 11 performance over, you know, a decade of 20 years had 12 nothing to do with scale, but it did have a lot to do 13 with underwriting performance. 14 So, you know, most of all we want to 15 be relevant to our clients. A theme that you've heard 16 from Dan and probably from me, you know, we want to be 17 relevant to our clients because of our underwriting 18 risk expertise and our ability to solve problems. 19 And so I think that, you know, all 20 of the ideas on scale kind of have gone out the window 21 if you look carefully at the data. I do believe and, 22 you know, a long-term measure of success in our 23 industry definitely still is book value per share of 24 growth over a long-term timeframe, and that's also 25 highly correlated to underwriting performance. 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 25 1 So, you know, this all comes down to 2 underwriting comes first, that tag line, in my view. 3 You know, I think we believe we have the people and 4 platform to deliver that, but we're also not under, 5 you know, kind of the illusion that this is going to 6 happen right away. 7 We have a lot of work to do, you 8 know, between our two combined companies to delivery 9 on that. But I think what you're hearing from us is 10 we believe we have a go forward company that's going 11 to be very relevant to clients and distribution 12 partners. 13 We're going to focus on underwriting 14 and being externally focused in every account, and 15 then as we kind of optimize the business mix, you 16 know, that combined company, you know, has a great 17 geographic footprint, great capabilities, and great 18 product offerings, and that's kind of how we think 19 about this, you know, the rationale for this at the 20 end of the day. 21 MR. REITENBACH: And how does -- 22 does scale enable any further investment in terms of 23 when we think about InsurTech investments or data 24 analytics and getting into that? Does it allow a 25 greater kind of exploration or investment into those? 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 26 1 MR. SANKARAN: Well, look. I've 2 spent the last, you know, couple of years in the 3 InsurTech space, and so I have a lot of very strong 4 views about technology and data, you know. Frankly, 5 I've learned more about technology in the last 18 6 months than I have entirely in previously my career. 7 I also don't think scale matters 8 there. I actually think -- look, it was a shock to 9 the system for me when I showed up to work my first 10 day in a start-up, and I was working off of Google 11 Suite, and everybody was sharing and collaborating and 12 editing docs and Power Points, and the whole way of 13 working when I asked, you know, what do we do about 14 business continuity in the data centers, people looked 15 at me like I was an alien and laughed, because 16 everything is in the cloud, right? 17 So there's a whole new world out 18 there, and I think a company of Sirius Point's kind of 19 size and scale is, from a technology standpoint, is 20 kind of optimally positioned to adapt and borrow and 21 partner on the technology side new technologies, new 22 ways of working. 23 To me that's actually one of the 24 things that's attractive about this. This is an 25 amount of technology depth that's unsolvable, which is 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 27 1 kind of how I think about many of the challenges for 2 big insurance companies. 3 And so I think scale actually on 4 technology is an impediment, you know, on data 5 analytics and technology. I think our size and scale 6 is actually a sweet spot, but we have to have a vision 7 and a will to change, because insurance is the land 8 where time stood still, as I like to say, when it 9 comes to technology. 10 But, you know, that's actually one 11 of the things I'm pretty excited about here at Sirius 12 Point as well, other than, you know, transforming the 13 underwriting of things. 14 MR. REITENBACH: Absolutely. What 15 role does Sirius's accident and health lines and the 16 related MGAs play into the transaction? How 17 attractive is that business model for other lines of 18 business? 19 MR. SANKARAN: Well, I mean, from my 20 vantage point it's a business I know pretty well, and 21 this is a great business, in my view, and Sirius has 22 great people, and structurally I'm a big fan, going 23 back to an earlier comment, of kind of balancing a 24 business portfolio. 25 You know, in kind of a level sense, 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 28 1 Sirius has a pretty extensive brand system that has, 2 you know, offerings for, you know, in terms of the 3 range of products to clients, and I think it's like 4 150 countries, right, or something like that. 5 You know, combined with TP Re 6 footprint, I think that's an opportunity for some 7 expansion of presence there, but it's a meaningful 8 business, and, you know, that A and H business does 9 include the ownership of two MGs, which have been, you 10 know, pretty big contributors to success in the 11 specialty areas of the business. 12 You know, I think, you know, in a 13 macro sense, and Dan and I spent a lot of time talking 14 about this, the only thing it does kind of form closer 15 ties with specialty lines distribution and 16 underwriting. I think, again, our entrepreneurial 17 nature can make us an ideal partner in some of these 18 spaces if you think forward. 19 But, you know, Dan, maybe you want 20 to comment a little bit on what we've been doing in 21 kind of the specialty space on the commercial 22 insurance business side, because, you know, that's a 23 little bit of a model that I find interesting. 24 MR. MALLOY: Sure, sure. As you 25 know, we as a reinsurer being approached with business 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 29 1 plans and ideas, one of the themes that we've seen in 2 the last 18 months in particular are people who would 3 say I'm the baby being thrown out with the bath water. 4 You know, when somebody's going 5 through their desk aisle ten business or they're being 6 forced to reserve a certain way and having to make big 7 portfolio decisions, there's clearly elements of that 8 portfolio that the people who were relying on capacity 9 don't have anymore. So we're finding materials of 10 people coming to us and saying I'm a believer in my 11 business. I want to put capital to work. 12 Now, us as a solution provider 13 saying I can give you a quota share doesn't 14 necessarily bridge the gap between what we can -- 15 we're bringing capital to the table, but they actually 16 need an insurance company, and they need some cash to 17 get that started up. 18 So whether it's partnering with a 19 team of people who are setting up a company and 20 looking for a strategic investor, and we can help 21 lever that hard capital with reinsurance or someone 22 who is saying I need validation. I have financial 23 investors, but they want somebody who is an industry 24 partner. A multiyear reinsurance agreement works that 25 way. 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 30 1 But we're looking for teams of 2 specialists with track records who want to be an 3 entrepreneur who aren't just going to grow in all 4 seasons but actually be true specialists and are then 5 looking for us as a partner. 6 So as I mentioned before, we're a 7 small company. We don't have that -- we don't have 8 huge scale, but what we can do is bring decisions to 9 the table. So the team of people that are looking at 10 that opportunity are the same team that can structure 11 the investment, structure the reinsurance program, 12 make a presentation to the board and get a turnaround 13 in two weeks as opposed to waiting till the market has 14 moved on and that opportunity is gone. 15 So I definitely see that as an area 16 of the business where we're going to be seeing more 17 demand, and we want to keep that responsiveness and 18 that flexibility and that ability to bring answers to 19 the table and capital, you know, in a variety of 20 forms. So that's one of the things that excites you, 21 excites me about the day-to-day business right now. 22 MR. REITENGECH: Maybe following up 23 on just, you, know different types of, you know, 24 capital and such. What are your guys' generally views 25 right now on third-party alternative capital and, you 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 31 1 know, the impacts on the competitive space, and what 2 do you see there over the next couple years as we go 3 forward in this market? 4 MR. SANKARAN: Dan, you want to take 5 this since you're leading some of the efforts for us? 6 I would say one thing just on the less side. 7 Certainly our longer-term strategy is going to look to 8 incorporate other forms of capital. That's something 9 we'll almost certainly consider as we kind of shape 10 the canvas of Sirius Point. 11 But, you know, Dan, you've been 12 doing a lot of work in the market today so maybe you 13 can comment on what's going on. 14 MR. MALLOY: Yes, sure. I mean, you 15 hear about a lot of capital raises right now, and I 16 think a lot of that is anticipation of needing to 17 replace some third-party capital that is probably 18 coming up in education curve, and so in that position 19 I think we're in great shape, because, you know, Third 20 Point didn't rely on third-party capital to build its 21 cat portfolio. 22 We were looking to fill a risk 23 appetite as opposed to lever an existing business, and 24 Sirius, as opposed to going out and using, you know, 25 IOW, for instance, or other sort of less traditional 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 32 1 sources of capital, had relied on quota shares where 2 they've been able to offer a diversification mechanism 3 to regional clients so that a client in Europe can 4 take some Japanese exposure from their reinsurer. 5 So I'll buy my cat program from you 6 and take on some Japanese exposure via quota share. 7 So that has the form of, in my mind, sticky capital. 8 You're talking to market participants. You're talking 9 to a long-term partner. So in the short run at least 10 I think that speaks, you know, well to our ability to 11 be flexible and to offer capacity. 12 But it also means that as we have 13 our, now at Third Point and combining Sirius Point we 14 have our own underwritten portfolio, we have access to 15 clients. We have those relationships. So bolting 16 third parties onto the back end of that becomes a 17 natural evolution. So I definitely see that as a 18 focus that we'll be having in the near to intermediate 19 term. 20 MR. SANKARAN: Yeah, I think the 21 only thing, Dan, to add to that and reiterate is 22 because people probably don't know Sirius as well is 23 that quota share program, you know, that's really 24 long-term capital providers who are recognizing, in my 25 mind, the underwriting track, right? So very 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 33 1 attractive, very thoughtfully constructed and not 2 short term list at all, you know, as, you know, the 3 market -- 4 To me a lot of this is about making 5 sure as we go forward and we can plan with the two 6 companies together, we have all the arrows in the 7 quiver that we really need, right, and I think we feel 8 again well positioned for that. 9 MR. MALLOY: Yeah, anecdotally the 10 comments we've heard from talking -- you know, people 11 call us and say, oh, I traded Sirius this way and that 12 way, and, boy, I hope I can still stay as quota share 13 reinsurer, because in away it's part of my capital 14 structure, because I'm relying on that inward's 15 business to diversify my portfolio. 16 MR. REITENBACH: Do you guys have 17 any insight into -- I think we've heard, you know, in 18 the last couple years there's been a lot of losses in 19 track capital, and some investors have been kind of 20 caught off guard, the extent of their liability on 21 that side, kind of funds going to these better 22 portfolio managers. Is that something that's far from 23 over or is that kind of we've seen the large majority 24 of that kind of flow from worse to better performing 25 managers? 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 34 1 MR. SANKARAN: Dan, you want to take 2 that one? 3 MR. MALLOY: Yeah, you know, I've -- 4 Mother Nature is a very humbling teacher. I mean, a 5 lot of people -- you know, if you entered into as an 6 investor into the property space in 2006, you know, 7 you had a great run of it, and '17, '18, '19 and, you 8 know, here we are in the middle of '20, hurricane 9 season, you're learning what you didn't know to a 10 certain extent. 11 So I think the -- you know, there 12 are people were market leaders and probably, you know, 13 then you have followers as in anything. So I do think 14 that flight to quality should continue, you know, and 15 those that have will get, and those that haven't or 16 haven't been able to demonstrate it probably won't. 17 So you'll probably continue to see that shift. 18 And it doesn't extend just to 19 property. It goes into other specialty lines of 20 business where people are learning that life is 21 perhaps more complicated than they thought, and as I 22 said earlier, in a tough market you need a good broker 23 to sort of level set and manage expectations and work 24 out good solutions. 25 So I think that would extend to a 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Page 35 1 reinsurer that brings third party capital to the 2 table. You know, capital will go where it sees 3 attractive returns, and it'll stay where it can be 4 educated and well taken care of. 5 MR. REITENBACH: Absolutely, and I 6 think we only have one minute left, and I just wanted 7 to thank everyone for joining and both of you and 8 opening it up to do you guys have any closing 9 comments? 10 MR. SANKARAN: No. I appreciate the 11 time and look forward to keeping you guys updated as 12 we get closer to the deal closing and hope everyone 13 stays healthy and safe heading into school reopening 14 season. So, you know, best to everybody, and I look 15 forward to catching up soon. 16 MR. MALLOY: To all those investors 17 out there I hope we can see you face-to-face next 18 year. 19 MR. REITENBACH: Absolutely. Thank 20 you both for joining. 21 MR. MALLOY: Sean, thanks so much. 22 23 24 25 1-800-727-6396 Veritext Legal Solutions www.veritext.com

Where to Find Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Third Point Reinsurance Ltd. and Sirius International Insurance Group Ltd. In connection with the proposed merger, Third Point Reinsurance Ltd. and Sirius International Insurance Group Ltd. intend to file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Third Point Reinsurance Ltd. and Sirius International Insurance Group Ltd. with the SEC at http://www.sec.gov. Free copies of the joint proxy statement/ prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Third Point Reinsurance Ltd. will be made available free of charge on Third Point Reinsurance Ltd.’s investor relations website at https://www.thirdpointre.com/ investors/financial-information/sec-filings/default.aspx. Free copies of documents filed with the SEC by Sirius International Insurance Group Ltd. will be made available free of charge on Sirius International Insurance Group Ltd.’s investor relations website at https://ir.siriusgroup.com/. Participants in the Solicitation Third Point Reinsurance Ltd. and its directors and executive officers, and Sirius International Insurance Group Ltd. and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed merger. Information about the directors and executive officers of Third Point Reinsurance Ltd. is set forth in its Annual Proxy Statement, which was filed with the SEC on April 27, 2020. Information about the directors and executive officers of Sirius International Insurance Group Ltd. is set forth in it Annual Report on Form 10-K, which was filed with the SEC on April 21, 2020. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Forward-Looking Statements Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between Third Point Reinsurance Ltd. and Sirius International Insurance Group Ltd., constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Third Point Reinsurance Ltd. and Sirius International Insurance Group Ltd. and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Sirius International Insurance Group Ltd. shareholders may not adopt the merger agreement or that Third Point Reinsurance Ltd. shareholders may not approve the stock issuance, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner and (5) the risk that the Surviving Company may not achieve the expected benefits of the transaction. Discussions of additional risks and uncertainties are contained in Third Point Reinsurance Ltd.’s and Sirius International Insurance Group Ltd.’s filings with the Securities and Exchange Commission (the “SEC”). Neither Third Point Reinsurance Ltd. nor Sirius International Insurance Group Ltd. is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward- looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.